Golden Queen Mining Co. Ltd.
6411 Imperial Avenue, West Vancouver, B.C. V7W 2J5
Telephone: (604) 921-7570; Fax: (604) 921-9446
e-mail: mintoexpl@teluls.net
www.goldenqueen.com

February 28, 2006

United States Securities and Exchange Commission
100 F Street N.W., Stop 7010
Washington, D.C. 20549

Attention: Kevin Stertzel, Division of Corporation Finance

Re:	Golden Queen Mining Co. Ltd. (the “Company”)
Form 10-KSB for the Fiscal Year ended December 31, 2004
File No. 0-21777

Further to your letters dated September 21, 2005 and December 27, 2005, the Company advises as follows:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its public filings with the Commission (the “Filings”);

2.	comments of Commission staff or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further advises that it has confirmed with its independent accountants that they intend to include in their audit opinion to be rendered in connection with their audit of the financial statements for the year ended December 31, 2005 that the Statement of Cash Flows has been restated.

Thank you for your assistance in this matter. Please contact the undersigned should you require further information.

Yours truly,

Golden Queen Mining Co. Ltd.

Per: /s/ Lutz Klingmann

Lutz Klingmann
President